Exhibit 99.12

NiCE Announces CX Excellence Award Winners at Interactions 2025, Showcasing
Powerful Results in AI-Driven Customer Service Automation

From cost savings to faster resolution times, winners demonstrate how CXone Mpower is redefining what’s possible in customer experience

Hoboken, N.J., June 18, 2025 – NiCE (Nasdaq: NICE) today announced the winners of the 2025 CX Excellence Awards, honoring organizations that are transforming customer service with CXone Mpower. The 15 award winners across seven categories were honored at Interactions 2025, the industry’s leading CX event. This year’s winners exemplify how advanced AI and automation can drive extraordinary operational and business outcomes - while bringing to life NiCE’s mission to create a NiCE world where exceptional, connected experiences are the norm, not the exception.

The CX Excellence Award winners demonstrated remarkable results in one of the seven below categories:

AI Trailblazer of the Year– Showcasing organizations exemplifying innovation, leveraging CXone Mpower’s purpose-built AI- powered platform to redefine and elevate customer experience, setting new benchmarks for the future of CX, the winners are Hyatt, ALG Vacations, and PayPal.

Excellent CX Platform Use – Recognizing organizations that have successfully harnessed the full capabilities of the CXone Mpower AI-powered platform to orchestrate customer service workflows, agents, and knowledge at unmatched scale and precision, the winners are Everon and State Employees’ Credit Union.

Excellent Interaction Orchestration – Recognizing mastery in orchestrating seamless interactions across all channels—voice and digital, synchronous and asynchronous, inbound and outbound, AI and human, the winners are 211 LA and Banco do Brasil.

Excellent Workforce Management and Augmentation – Honoring those using AI-powered CXone Mpower to empower every role across the enterprise with real-time guidance and decision support, boosting performance across the board, the winners are KeyBank and TD Bank.

Excellent Customer Service Automation – Showcasing organizations automating the entire service journey—from intent to resolution- by harnessing CXone Mpower’s complete CX AI-powered platform, the winners are Johnson Controls International and Open Network Exchange.

President’s and Judges’ Choice – Celebrating organizations that stood out for their exceptional vision and impact, selected by NiCE leadership and an expert panel of judges for their bold approaches and outstanding outcomes, the winners are American First Finance and Fifth Third.

Overall CX Excellence – Highlighting organizations that have demonstrated exceptional creativity, execution and success in leveraging NiCE solutions to deliver real, measurable impact, the winners are Kaiser and National Grid.

Barry Cooper, President, CX Division, NiCE, said, “In a time when every technology investment must prove its value, this year’s CX Excellence Award winners are leading by example. By embracing the power of CXone Mpower, these organizations have streamlined operations, boosted customer satisfaction, and reimagined what’s possible in customer service. We’re proud to celebrate their achievements and their commitment to innovation.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.